SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

23 October, 2002
1126:tcl

02055712

02 OCT 31 AM 8:30

SUPPL

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International corporate Finance
450 5th Street, NW
Washington DC 20549
USA

Dear Sir

FILE NBR 82-1039

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which have been released to the Australian Stock Exchange:

- Report on activities for the quarter ended 30 September 2002; and
- Transcripts of question and answer conference calls held on the morning of 22 October 2002.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

for **Peter Lalor**
Executive Chairman

PROCESSED
NOV 13 2002
THOMSON
FINANCIAL

Att

Copy: Jo-Ann R Ward
Citibank NA, New York

Jlw 11/4

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au

Doc ID 38281

SONS OF GWALIA LTD
ACN 008 994 287

GWALIA

22 October, 2002
1123:tcl

The Manager Announcements
Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
Sydney NSW 2000

02 OCT 31 AM 8:30

Sent via – ASX Online

Dear Sir

QUARTERLY REPORT AND SUBSEQUENT QUESTION AND ANSWER CONFERENCE CALLS

As you are aware Sons of Gwalia Ltd released its September 2002 quarterly report to the market this morning.

Subsequent to the release of the quarterly report the Company held two conference calls with various analysts, brokers and other interested parties.

There were no presentation materials prepared for the conference calls. The conference calls took the form of question and answer sessions.

Attached please find full transcripts of the two conference calls. Copies of the transcripts have also been placed on our website.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

Att

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel: (61-8) 9263 5555 Fax: (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD

FIRST CONFERENCE CALL
9.30 AM - 22 OCTOBER 2002

Peter Lalor, Executive Chairman (PKL)
Mark Cutifani, Managing Director (MCU)
Stephen Pearce, Chief Financial Officer (STP)
David Paull, General Manager – Business Development (DAP)

PKL: I think what we are going to try and do is focus on the questions, you can ask any questions you like in respect to the quarterly or generally, the key issues obviously for the market appear to be the tantalum market, tantalum sales and our earnings from tantalum and how we are going to deal with that in the future and on the gold side, general gold observations plus of course Tarmoola, where we have had this slip and we have decided to suspend for now the north-end cutback and Mark Cutifani can take you through that at some point. I think the rest of it is reasonably straightforward. It would be useful I think if you could identify yourself when you ask a question because we have spoken to quite a few of you already and it will also give us some idea of the level of detail you want if you are an analyst, compared to another party.

Any questions? Would someone like to ask a question to start?

Ian Preston J B Were: Perhaps I could kick off, could you try and give us a little bit of guidance for what we should be looking for in terms of this year's gold production and what will be the change in cash costs over the next couple of quarters.

PKL: Okay, I'll ask Mark to comment on the production side and then Stephen and David and then Mark might like to comment a bit on the costs side.

MCU: What we've said is, with the slip in Tarmoola, we are downgrading a forecast there from 245,000 to around the 220,000 ounces, so a 25,000 ounce reduction. Against the 5 year plan, we are doing a little bit better across the board, or we anticipate doing a bit better, so we still will be close to that 600,000 ounces full year, obviously doing a little bit worse at Tarmoola.

On the cost side, you would have seen the quarterly result, we would anticipate an improvement in the next quarter heading towards, closer to \$400 by year end but we would still for the full year be in the mid to low \$400's.

PKL We have said in the quarterly as you know that we anticipate marginally better gold production at both Southern Cross and Laverton and that's pretty much in accord with the 5 year plan we put out in June.

Is that okay Ian?

Ian Yes, thankyou.

PKL Another question?

Joe Walsh of RBC Capital Markets

On the tantalum side you obviously had a peak of quarter from a production perspective, but your sales were off by 37% relative to your production and on my calculations compared to your sales in the previous quarter, you've got somewhere around 360,000 lbs of tantalum in stock or thereabouts and you've produced in the first quarter somewhere around 36% of your revised annual budget. What can we be looking for from Wodgina and Greenbushes going forward for the balance of this year because you obviously have a lot of material in stock and you've produced a lot in the first quarter.

PKL Okay, I'll make a couple of general comments and then Mark can comment on the operational side. Just generally, Joe, the reality is we are producing too much tantalum. The irony and the disappointment as I have said in my comments at the start, is that the tantalum operations are running tremendously well and very much in line with all of the targets and budgets we set ourselves, in fact a little better. But as you've said, we are building up stocks and the market is just not there for that sort of product so we are going to have to, and we are already starting to wind back production. On the stocks, they have built up and will continue to build up through to December, but the profile we will look at then for the mines, will be to try and reduce production in a way that obviously the impacts as little as possible but there will be an impact on earnings. Obviously, we will try to constrain it so that the sales, production and inventory are at reasonable sort of levels particularly in respect of working capital. One of the things we need to do is talk to our customers, and we are going to do that over the next couple of weeks, about how we might be able to do this. As you know the two customers have various rights and variable rights in respect of the two mines. I can't talk too much about this, but we do need to talk to them about some ideas we have which would have the effect of reducing production but, at the same time, we think there are some ways we can do that which will be beneficial to us in terms of costs, and I'll let Mark make some other comments, but in general terms you are right. Inventories are up, we'll manage them through to December and then the production profile will fall because if we don't, as you say, the mines are

running so well particularly in Wodgina, that we will end up with excessive tantalum inventories. I'll just ask Mark to make some other comments.

MCU Thanks Joe, what we did in the last 3 months is we actually wound back Greenbushes' processing to a 2 and 1 shift arrangement and that remains in place. At Wodgina we were going to move to a similar sort of schedule at Christmas on the basis that we would have built our stocks by Christmas. The operations have gone extremely well so we've hit our stock target at the end of this quarter so we are in the process of bringing Wodgina back to a 2 in 1 processing operation as well and slowing the mine up. As a consequence, we are looking to target a total production rate around the 2.1 to 2.2 million lbs just to bring that in line, or closer in line with the sales for the full year. Now the final mix, or final production from each site will depend as well on the restructuring that we are looking at that Peter was talking about in terms of the sales.

Joe Okay, thank you for that. Now from a cash flow perspective, do you expect the 2 operations to continue to be cash flow positive in the second half of the year, after you've wound them back?

STP Yes Joe.

PKL Yes, they will be. We need to manage the working capital, Joe, as you said, with the inventories, but even on the current configuration, they will be cash flow positive and as I said earlier, we would hope to make some structural changes which will assist that. But the EBIT side, as we said in the note, is going to be affected by whatever we do particularly as against last year.

Joe Okay thank you.

Another question?

Question: Tape faulty – not recorded.

PKL I didn't quite hear you, Frank, but I think I'll try and answer, I think I've got the question. I'll just make a comment and Mark might like to comment. The issue at Tarmoola to a degree was that the plan was that we would mine the south area. The production and the cash costs from that were reasonably positive, and the idea of course was then to carry on with the north cutback to ensure that we had continuity of ore supplies. Now, because of the slippage, the issue is obviously that you get a double whammy in the sense that if you continue with that program, you're not only getting all of the gold at the cost you wanted, but you're also putting a lot of cash into the cutback. So what we have decided to do is to suspend the north end cutback, and as Mark said, manage the production base for the rest of the year and the question will be when do we revisit that north

end given that it's partially stripped and the resources are still there. Mark do you want to continue.

MCU No, I think that best explains it. The option remains open to us to go to the north end at any time, obviously in the future, because it needs a discreet cutback so the work that we'll focus on at the moment is in the centre pit and the south pit and we have the option to go back whether it be 3 months or in 15 months. We are looking at the plan and how that would also best integrate with the potential underground development as well Frank, so we're looking at all those parameters over the next few months to work out the best timing both in the context of Tarmoola and also in the context of the broader gold division.

Frank Does this have an impact your 5 year mining plan? You have a fair bit of production coming out of Tarmoola over the next couple of years, you have indicated that this year is going to be down by about 25,000 ounces, what about next year and the year after sort of thing.

MCU Well that's the question we are looking at Frank and the timing of the northern cutback will obviously impact on our production from Tarmoola and as we said, the production from Tarmoola in terms of targets was about 200,000 ounces per year and the timing of the northern cutback will impact on that production level.

PKL Frank, it's Peter again, there is no question that, as Mark says, we are buying a bit of time here trying to just think about what's the best approach from now and it will take a bit of time, we are still looking at different ways to deal with the Tarmoola pit, but in a nutshell I suppose it just depends when you start again, the longer you defer the north cutback, obviously you get a deferral of the gold production from beneath that. However, in Company terms you have to either replace it from somewhere else, or you are going to see a shortfall in the plan if you don't go back into that area within a reasonable timeframe. But we sort of can't tell you that yet, but you just have to assume that until we do go back in there, it will impact on 2004 and 2005 gold production.

MCU Frank, just to give you a feeling for it. If we were to not go back to the cutback in the next year or two, we are looking at about a 100,000 ounce per year impact on the overall profile. Now that's if we don't go back. The question will be what is the best way to attack that cutback and the timing in relation to the rest of the plan. So does that give you a feeling for the sensitivity?

Frank Yes, that's fine. I've got one other question. At Greenbushes is there a bit of capital that could be spent over there considering that you going underground at the moment?

PKL We have already spent capital on the underground as you've seen from the quarterlies, with very very good results from that and the decline is going very well. One of the things, and I don't want to say too much here because we need to talk to our customers, but as I said earlier, that program is ongoing and the development program of the underground is ongoing, and we need to think about what's the best approach at Greenbushes given that you have the option of the underground and the option of the open cut or the option of the two together, and as you say, where do you spend your capital, etc. Now we just don't have an answer to that yet and we won't have for some weeks until we talk to the customers and also do more work on the various options.

Frank Thanks for that.

PKL Another question?

Ian Preston I wonder if you would just run us through on the cash balances, you know we don't have feel for how much capital was spent in the current quarter and how much was committed to stripping. Can you give us a sense of that to try and get the cash balance from the June year end to now?

PKL I'll just get Stephen to comment on that perhaps and maybe David.

DAP In terms of the cash spend, there was a reduction in creditors over the quarter, an investment in working capital inclusive of tantalum inventories, which you would have seen and then there was major pre-strips obviously at Tarmoola, the south pit at Marvel Loch, the development work at Cornishman and work that was undergoing or just commencing at Monty's Dam and other places. So, at each of the operations there was a spend, I think the number was in the order of $30 million, or thereabouts, that includes mine development was spent in that quarter.

PKL Plus Tarmoola of course Ian. I think it is fair to say that the spend on mine development was in accordance with the plan and the budget.

DAP Yes it's actually to the dollar.

PKL and the Greenbushes underground, which we mentioned earlier.

MCU What we had flagged in the plan last year was that in terms of gold operations, the mine development was around $60-$70 million for the full year and obviously our heaviest spend was in the first half and in particular the first quarter. It will improve and obviously the Tarmoola situation is a bit of an impact on that as well because we're running that back. So you've seen the heaviest allocation in the quarter.

PKL Okay, another question?

Joe Walsh Can you give us some indication with the tantalum contracts going forward. Do you have any feel for the next round of negotiations, of what the level of sales looking out for say 2005.

PKL Well, as you know we have the contracts to the end of 2005 and we don't anticipate at this point any significant changes in the profile of the contract through to the end of 2005, but you know the reality is Joe, and we should just talk about it generally, is that you know we are working with our customers on trying to maintain a very long relationship. We have had these contracts for 12 years going on, the market conditions are pretty dreadful out there for electronics and telecommunications generally, probably the worst in 20 to 25 years, so to a degree they don't know and we don't know where this is heading because the bottom line is, and your guess is as good as ours, what is the global economy, and the US economy particularly, going to do next year. Kemet put out their results last night and indicated that they now believe the inventory corrections and inventory adjustments have been completed which, if that's right, is quite positive. We still believe there is still some reasonable amount of tantalum powder in the sector, but there's no question that the inventory adjustments and corrections are taking place. The bottom line, though, is very clear, what we need to see is demand, you know, fresh demand and that's only going to come when you see an upkick in the global economy which will in turn flow through to electronics, telecommunications, mobile phones, laptops, etc. So from our point of view, we have our contracts in place and they are in that range of you know 2.2 - 2.3 million lbs and we have no reason to believe at this point that that is going to change. We are still saying that the longer term projections for tantalum are still in that range of 6% plus. Again, we don't have any reason to believe that's not the case, but what we have here is a serious recession in electronics, IT, and telecommunications. Until that sector turns around, we believe that when it does turn around it could turn around reasonably quickly because of the fact that the inventories are starting to correct down and clearly the inventory has been taken out of the system and in addition we are not seeing any more production. Africa has wound back considerably, we think we are now probably close to, I don't know we're guessing a bit, must be getting around 60% of market share. So, the answer is the projections we have made in the past are still real and the negotiations we have had with our customers recently – they deal in calendar years by the way, and by the way this is a negotiation with both customers. We have agreed for the next calendar year effectively which of course it means it affects two half years in terms of our financials, and we also have agreed as we said, to do higher sales in the second half of our financial year as against the first half. In terms of the negotiations, we would anticipate talking to our customers, and we talk to them all the time, but we would anticipate talking to them seriously about post 2005, sometime next year and I suppose the reality is we are not desperately enthusiastic about

negotiating at this level in terms of the market and the pricing and the demand side. At the same time we do want to have some certainty and where we are going post 2005. The reality is that there will be a negotiation, the pounds that we produce are the only pounds of this scale that are out there, so I don't think it's an issue of the contracts per se, it's an issue of volume and price post 2005. I don't know that we can say much more than that other than that the customer-base and ourselves have devised a strategy of protecting the supply side and developing the resources over a very long period of time and those of you who have listened Ken Burnes at Cabot in similar conference calls, will know how important it is to them and how important it is to our German customers. We are all committed to making sure that the tantalum supply side, inventories and quality is there and it really comes down to this issue now of where does the broader market, which flows through the electronics market, go in the next 12 months.

David Paull has just been to the TIC Conference in Japan, which is the Tantalum Niobium Conference, about 2 or 3 weeks ago so he might like to add something to this.

DAP Just another point, Kemet, who are one of the big forward tantalum capacitor manufacturers, just put out some results last night and they also confirm what we have been saying which is in our quarterly report, but inventory down the end of the supply chain have come back to more reduced normal levels but they themselves are saying that they are having difficulty in seeing clarity into where the electronic sector is going. They are expecting an upturn, but they can't predict when and that's from our customer's perspective.

PKL What we are seeing from the feedback from Japan and Asia, is actually quite positive in terms of demand, but the slump is very much in North America and Europe. You sense there is a push into China via the industry and the Japanese seem to be quite buoyant at the moment with some new products for tantalum, but once you get into North America and to a lesser degree, Europe, it's still pretty slow. There's a lot of evidence to show, which we have researched over the years, that the electronics industry is actually a reasonably good indicator of the broader American economy. It has always been cyclical and at the moment it's at the bottom of the cycle obviously and it's just a question of when that is going to pick up again. I hope that answers your question Joe, I know it's not an absolute answer but it's probably the best we can give you.

PKL Another question?

Matt Starick
from Merrill Lynch

I've just got a quick question following up on that. The inventories that came in last night are clearly capacitor inventory. We sort of discussed briefly your inventory conditions a second ago. Do you have a target for 400,000 lbs in your inventory that you are going to build and the effect on your working capital. Can you comment - are you above or below?

PKL No, we are probably on or about that figure. I think that in our budget we have about 400,000 lbs programmed. Keep in mind that we will have increased deliveries in the second half and we will also be reducing production. So, as I said earlier, we would still be on target to keep it around that level. We do obviously have to right to sell additionally/externally to our major customers and we are in general conversation with a couple of customers who may be able to sell some smaller parcels to. At the end of the day, our major customers are by far the bigger share of the market. So even with the revised sales figures Matt we are still pretty much on target and we wouldn't want our inventories to get beyond that anyway because of working capital issues. At the same time you are trying to manage the mines in a way that give you a reasonable cost base. Mark may want to comment on that.

MCU I think the main point there is the target of the inventory level around the end of December is a consequence of two factors. Firstly, the mines are doing better than we even forecast, they are going very well and obviously we suffered with sales being deferred into the second half we hit that inventory level probably three months early. So that is why we are winding Wodgina back three months early as well – we are in process. As obviously with the sales information you just got we have obviously got the react to that and that is what we are doing at Wodgina. Looking at options at both Wodgina and Greenbushes beyond that as well just to tighten it down in the most economical way. Okay.

Matt I suppose the extension of that is just – do you have sense of like how your customers are sitting inventory wise. Obviously, tantalum powder and with maybe even with your stocks. I mean what's the level of inventory buildup in the system – are people actually carrying large inventories?

PKL Well I'll just make a couple of comments and David might as well. A lot of problems with this sector is that transparency has always been an issue and I think Gwalia has worked pretty hard over the years to try and put some structure in to the supply chain and put some transparency into this. But it is very difficult because you do have a chain that not only goes between the powder manufactures and capacitor manufactures but then you have distributors between them and end users and gets very difficult to track it down. But one of the issues of course is, and I don't want to

comment on it too much, but Cabot have their debate with their customers and so there is inventory moving between the legal interpretation of those arrangements and you would have to talk to Cabot and their customers. Our best guess is that there is some powder still in the system. I will let David comment on the capacitors but there is still some powder in the system but to some degree that is related to some of these contractual issues. In terms of ore supplies, it is hard to say. We think probably that a lot of the African material that was around 18 months ago has slowly been taken up to a great degree by the Chinese who are buying that material at low spot prices in small contracts. There is very little new production coming out of Africa so logically at some point that should get into balance. And you see, one of the positives for us is that for some of you who have followed this would know that two years ago there was quite a lot of debate and speculation about new tantalum production from other producers. Now of course, that has now all dissipated so it is a little easier to track the ore supply side because if you take us out of the equation we are really down now to Metlurg in Brazil a little bit out of Africa and of course the slag market. The difficulty is in the powder market, that is the hard part to try and get because Kemet would have some powder, Cabot would have powder, our German customers we just don't know. So it is a best guess but I will let David comment on the capacitor side perhaps.

Matt I suppose just one other way to perhaps to guess it that at 2 million pounds do you think your customers are building inventory.

PKL Again, really if we knew that it would not be appropriate for us to answer that. But I think that in terms of Cabot is fairly transparent in a lot of what they say to their shareholders. I think they would probably be starting to build inventory unless they see some better off take shortly. In terms of Starck, I really couldn't say particularly. So the answer is probably not excessively but they like us they would like to see a better demand side.

DAP It does depend Matthew as to whether they are actually purchasing from other sources as well and they may be doing that as well just to replenish inventories. It would be fair to say that in 2000 that our customers were sold out and they always provided a buffer for the industry essentially and they generally ran with reasonably long term ore supply and powder inventories and that required rebuilding and that has occurred in 2001. I think they are looking forward now at a reasonably equilibrium type situation. They thing that has probably caught the industry by surprise a bit is the amount of hoarding behaviour essentially that happened at the capacitor manufacturer level and there was probably more powder there than actually in some respects some ore supplies as well than everyone anticipated. Mainly because of the sort of fear that was running around in 2000 as the sustainability of supplies, which was totally unfounded. So that is the extra mount that is taking us a while longer to come out of the system.

PKL I think when you look at the TIC statistics Matt you can see what happened in 1999/2000 was a quite excessive build up of supply virtually through the chain and a lot of that as David said was people concerned about supply so they were stocking up. By they also of course had very large expectations about demand and of course with the global down turn, in particular the down turn in the USA that demand fell away very sharply. I think that if you then look at the figures and statistics you could probably say that, I'm having an absolute guess, but probably something like 20% plus of demand in that period was in fact not real. Because it was just an inventory buildup based on expectations that the electronic and telecommunications sectors would continue to grow at the rate that they had during the 1990's.

Matt Okay, that's fine.

PKL Okay, another question.

Joe Walsh It's Joe Walsh again from RBC, Peter. On the hedging side of things you have, over the last year or two, gone to great pains to show the market that your hedge book is effectively matched in US$ terms with your anticipated revenues. With indications being that your anticipated revenues are going to be coming down how do you plan on dealing with that mismatch and can you give some kind of indication of the scale of the mismatch?

PKL Well I might make a couple of general comments and then I'll just asked Stephen to comment. You know in general terms you have to remember that our FX hedge book has been around for some years and we have managed over those years that hedge book in conjunction with our counterparty banks quite successfully and there has been variable over time and it has also shouldn't be forgotten that in that period of time of A$ has been sort of 46¢ / 47¢ as against 55¢ plus today. So the sales at the moment lost obviously are a US$ revenue loss and we would do what we normally do, which is work through it with our counterparty banks and restructure it. The other important things to remember Joe is that this doesn't occur at once. What you are talking about here is those sales are spread over a year. So the US$ revenue stream that was forecast is spread over that period time. So in terms of management of it and rebadging and restructuring of it, it is not as though your looking at a situation where you have to go bang on a particular day with it. So in general terms that's how we would deal with that as we have done in working and restructuring our book in an ongoing basis with our counterparties. I'll just let Stephen add his comment.

STP I think really just to repeat what Peter has said. That we have worked with our counterparties successfully in the past and we don't really have any indication that it would not be the case going forward. Again just to repeat Peter's point, that it isn't something that just hits you tomorrow or anything like that. We do have a reasonably extended period of time to be able to match these things out.

PKL The other thing I think Joe is that in terms of 300,000 out of 2.3 million lbs is not a huge figure in terms of materiality in terms of the total revenue line. But at the same time we will have to restructure and we have obviously started talking to our counterparty banks and we will work on that over the next month.

Joe Okay. Just to get an indication of scope. If the tantalum market remains weak for six months I can see how you can weather this over this period quite easily but at what point does a weak tantalum market start being onerous for you from a hedge book perspective assuming the currency stays around 55¢ where it is now.

STP Obviously there is a lot of variables in that Joe in terms of were does the currency go. In talking about our matched book we have assumed that all those contingent positions in fact exist. So there is a lot of variables in terms of sales volumes, etc that we will work through and monitor over time. So we will deal with those issues as they start to get closer. But obviously if you do have an appreciation in the A$ well some of that cover that we have assumed exist wouldn't in fact exist.

PKL I think to answer your question a little more directly Joe. At around two million pounds plus we wouldn't see any major issues in terms of dealing with the FX book that we have. If, for example, all of a sudden you want to speculate on Armageddon or whatever, well I would have to review that statement. But you know, we have no reason to believe that figure I have just mentioned is one that we would plan on as being a base case in the foreseeable future and if that is the case that should deal reasonably well with our current commitments.

Joe Okay, thank you.

Peter Next question.

Matt Starick
Merrill Lynch Just expanding on those. Is there any debt covenants that are close in terms of your long term debt and even the debt you have capacity to actually draw down.

PKL No, we are in compliance with all of our covenants at this point Matt. We are in compliance with all of our covenants in terms of whether it be bond

holders or our banking facilities or our counterparties. We have no margin calls on either of our FX or gold as well. We are in compliance with everything and we haven't been out of compliance.

Matt — Is there any way, I mean, are you close, I mean, what would it take to challenge it.

STP — You would have seen in the Annual Report that if you do any sort of calculation the ratio that we are running on at the end of June 30 year, we were pretty comfortable. So it is a bit pointless to speculate too far. But as Peter said we are fully in compliance.

Matt — Well I'm sort of looking at four times EBIT numbers and that sort of thing and that's not obviously what you delivered last year though. You delivered much higher numbers. I mean the covenants are they like EBIT coverage or EBITDA coverage or what's the best way?

PKL — Our covenants stand, you know we are not going to go into our individual banking details on that basis Matt. Our covenants with the US Noteholders and others are what you would expect.

STP — Fairly standard.

PKL — Standard covenants and we are in compliance with all of them.

Matt — Okay.

Peter — Another question.

Rob Craigie
FW Holst. — Just a question to Peter or Mark. Given the probability of the weaker free cashflow in tantalum and gold. Can you comment on the implications for considering your options in mineral sands.

PKL — Well I'm make the general comments if you like. You need to be a bit careful of this Rob because this is a competitive environment in terms of such mineral sands strategy and as you know we have options in respect of BeMaX and Gingko. We have currently a sale process with Nissho Iwai in respect of the 50% we don't own in MBT plus the Cable Sands assets. We are currently conducting due diligence on the latter two and we are obviously in touch on a regular basis with BeMax on the Gingko position. We are just looking at a number of strategies and a number of ideas depending on what falls out of what particular transaction. You know at the moment we are just pursuing those strategies as we have been for some time in the sense that by the middle of November ballpark we anticipate being in a position to make a decision one or the other as to what we want to do in the Nissho Iwai assets and around about the same

time we have commitments or otherwise depending on which option we take with the Gingko transaction. And I think it would be unwise to comment as everybody else is out there looking at them and what we are going to do. So nothing has changed really. I think the reality of it is though that we are looking at the funding issues. There are different funding issues there and given, as you say, our cashflow issues and whatever, we are going to have to take that into account in terms of the general issue of where we go forward on the mineral sands discussion. As I understand it BeMaX is having their meeting today of their shareholders to approve the various transactions that move forward from them. So the whole process is just moving forward and we will to a degree I suppose it will depend on what the prices are to a degree. Mark, would you like to add anything?

PKL I'll just make another couple of comments. On Gwalia Deeps, clearly Mark you think that this is an excellent project and maybe you would like to comment on where we are with it and the reality of the funding side of it.

MCU I think the simple answer is Peter is that the technical work is done. We are ready to take whatever steps going forward and obviously we are looking at that in the context of the gold plan and obviously financing being one of the key elements. I think the response regarding mineral sands is ditto to the Gwalia Deeps project Peter. Really those strategies will fall out as part of the strategy in terms of how we take the overall business forward by the end of the year.

Matt Sorry was that end of financial year or calendar year Mark.

MCU End of calendar year Matt.

PKL I think that unless there are anymore questions?

DAP And also please feel free to call me directly if you have any specific questions you want to take offline.

PKL Yes, call any of us if you have any more questions once you've had a closer look at the quarterly and whatever. If there are no more questions I'll think we'll close off. Any more questions? Okay thank you.

SONS OF GWALIA LTD

SECOND CONFERENCE CALL

11.00 AM - 22 OCTOBER 2002

Peter Lalor, Executive Chairman
Mark Cutifani, Managing Director
Stephen Pearce, Chief Financial Officer
David Paull, Business Development Manager

PKL I think we'll get going. It's Peter Lalor here, I have with me, Mark Cutifani, David Paull, Chris Lalor and Stephen Pearce.

I'll chair this in a broad sense and just try and direct the questions in the right place. Apologies for the earlier call, we had a hookup organised and for some reason that I don't understand, Telstra couldn't or didn't have enough lines or something, so we had quite a number of people who couldn't get through to the earlier conference which went on for a while. But what we are going to do is that we will go through it again now and for those of you who couldn't get through before, we'll have this discussion, but in addition we'll send you the transcript of the first one if you could let us know who you are, etc.

So just moving along, the quarterly report you have all now seen. I think the key issues which people want to talk about are obviously the issues to do with the tantalum market and the contracts, the Tarmoola mine and gold and the general issue of earnings. As I said in my little preface to the quarterly, the tantalum side is disappointing in the sense that the operations and the strategy has been pretty well executed and we are the mercy of the market here, but we'll talk this through with you as we go along.

In terms of the quarterly feel free to ask any question you like about anything that's in the quarterly or anything generally, in general terms and we'll do our best to answer it and, as I said before, the transcript of the previous conference call which went on for about 45 minutes, will be available to you as well. So would someone would like to start off with a question?

If you would just identify yourself, if you wouldn't mind, so we know who we are talking to.

Michael
Slifirski of Credit Suisse First Boston Melbourne

Can you just outline a little about the market in that all the stuff I have read recently Motorola seem to have been the only one who have been negative on the market. Ericcson and others seem to have some positive comments, Nokia seem to be positive, so why are you now feeling the pain?

PKL Well Michael, the tantalum market generally, is pretty difficult to predict, one of the main reasons being transparency. As you know, we spend a lot of time trying to get some transparency and structure into the supply chain, but the general observations we have is that in 2000 there was certainly a large build up of inventory. What then happened was the recession in the US and Europe particularly, really did impact on demand and what we have seen in the last 18 months or so is a restructuring of inventory. You may have seen Kemet last night came out and said that they whilst their sales are still fairly flat, they do believe that the inventory adjustments and corrections have been made. So from the point of view of our customers, the feedback we had from them was that they were waiting, like everybody else, for this, if you like fresh demand, which is really the key to it - which would start to drive net demand as against inventory adjustment. At the moment I think there is a lot of uncertainty out there about that and Cabot have their own particular issues with their customers which I am not going to comment on, but you are all aware of them, and our German customers are indicating that they also are starting to see some signs of life. So it's very hard to say. You know the Japanese market and the Asia market generally seems to be quite reasonable and the problem is in the US and in Europe where the demand for electronics, telecommunications etc, just hasn't come back from where it was in the 1990's. It's a little hard to really tell you what's going to happen because we simply don't know, but I think you can relate it pretty directly to economic growth in North America and Europe. There are a lot of statistics around to show that the electronics industry is a reasonably good indicator of economic growth and when that turns, you will see reinvestment in electronics, telecommunications, IT and that in turn should result in fresh demand for tantalum in a number of areas, particularly in capacitors. In the meantime, we have just got to deal with it ourselves and also our customers and we have done that in a way that is based on long term relationships, contracts that have been in place for 12 years, trying to work together to manage the supply chain issues but to ensure mainly that the resources are developed and the material is there so we don't have a repeat of what's happened in the past.

Brad Glynn
Citibank Question on the cash costs from the gold division. Can we assume that the Leonora cash costs of around about $450 can stay fairly constant for the rest of the financial year, that's the first question. The second question is what sort of improvement do you see in the cash costs at Southern Cross and Laverton given that production there should increase.

PKL I'll get Mark Cutifani to answer that Brad.

MCU Brad, the answer to your first question is yes, Leonora will operate around $450 and obviously the underground strategy change will probably help that. On the second question, we expect the cash costs to come down quarter on quarter to be heading towards the low $400's by the end of the year.

Brad Glynn That's for both of them is it, for Southern Cross and Laverton?

MCU Yes.

PKL Next question.

GeoffBreen
J P Morgan Just referring to the cash on hand and the build up of stocks, I think you said here cash resources directed to increase tantalum have increased, I know you had a target of 200,000 to 300,000 lbs, but it looks like you're a little above on the size and in production. So the question is, where did most of the cash go and what sort of stockpiles do you have, and give us a feel for that the difference between tantalum sales and production.

PKL Okay, as I said Geoff, the frustration here is that the mines are running tremendously well but the bottom line is obviously we are producing too much tantalum, so stocks have built up. We would anticipate that by the end of the calendar year we will be getting close to around about the 400,000 lb mark, and as we have said in the note in the quarterly, our strategy now is to reduce production for two reasons. One obviously to reduce the inventories. Keep in mind we have said that sales in the second half will be higher than the first, so with a combination of reducing production plus increase sales in the second half, we should see a situation where our inventories will hopefully come back into some sort of balance by the end of the year. But, at the moment, the inventory levels are reasonably high and of course, as you say, have absorbed cash in doing so. The issue of how we deal with operations - I can't tell you at this point. We have got some ideas on the production side and Mark is working through those, but I don't want to comment on it and we don't want to get into detail for the simple reason that we need to talk to our customers. As you now, both customers have various rights in respect of the two mines, so we just need to talk to them because we have some ideas of how we can marginally bring these production levels down so that there are in line with sales and also that we control the inventories and the cash effect of that, but the negative of course will be that it will as we have said, it will impact on earnings and cash flows from that division until we can get those sales back up to levels in excess of the 2 million lbs. I think Mark wanted to add something here.

MCU Yes Geoff, what we have specifically done is that we have got the Greenbushes plant operating on a 2 and 1 roster. We are actually turning the plant off because of the capacity and we actually did that in July. What's happened at Wodgina is actually the production has gone extremely well and we've produced obviously very well in that first quarter. We were anticipating just starting to slow the operation at the end of December, we've brought that forward 3 months so we are actually putting that on a 2 and 1 processing strategy as well. Options and opportunities beyond those two initiatives, is as Peter said, we need to go through those with our customers. There are some good ideas there but we still have to work those issues with our customers. Okay?

PKL Next question?

Geoff Breen Can I just follow up there if I may, the breakup of the cash usage in the quarter?

PKL Yes I'll come back to that, we only gave you half the answer. The areas which absorbed cash in that period were the inventory, which we have talked about, the development in the gold division which was pretty much in line with budget, the ongoing development at Greenbushes underground and that was about it. I'll just let Stephen make a couple of comments on that.

STP Geoff, I think we have flagged back both at the year end presentation and even before that in presenting the June quarterly, that we would have a reasonably high development rate in this half of the financial year but in particular in the first quarter of the financial year and as Peter said, we have pretty much run to budget with that. You won't see as high a development spend going forward.

PKL Next question:

Shaun Giacomo
UBS Warburg

Could you just give us some sense for what yourcontracted volumes of tantalum sales for next year and also just remind us of what you think the hedge book restructure cost might be in terms of cash. I noticed in the last forecast of your previous year statement there was a premium paid for hedge book restructure, do you have a sense for what it may be this half of this year.

PKL Okay, let me answer the first question and I'll get Stephen to comment on the second. On the first one we don't see any great reason to change dramatically what we've got, the customer-base works on a calendar year basis which confuses it even more, so 2003 is really half our financial year this year and then the other half for the next year. But we are still

budgeting on around about that 2.2 million pound mark in 2004. We do have the opportunity by the way and the right to sell to other customers and we are talking to some of the smaller consumers keeping in mind that the two major customers have obviously a very large part of the business. At the moment, we don't see any reason to change what we have said in general terms previously and I think that 2.2 million may be 2.3 million in that following year. In terms of beyond 2005, we will probably talk to the customers some time in the next 6 months. Obviously we would like to wait until we can until conditions improve, when we will not be negotiating from a negative position in the market, but it is important I think to understand that the relationship here is very strong, the two customers are very keen to work with us and we are with them, to make sure that this structure we put in place whereby the resource base is there, the material is there. They have invested a lot of money into capacity in both the US and Germany and Thailand and Japan in increasing their production base and there is no doubt that everybody is keen and very intent on extending these contracts and on the same lines as we have done for 12 years. The issue of what the figure might be, we just can't speculate on, it's too far away, but obviously we would all be hoping that economic conditions in North America and Europe will improve next year. I'll let Stephen comment on the other question.

STP Just to pick up the second part of your question Shaun, I think we had $8 million in the Appendix 4B for the year just past and I suppose prior to this change we had been hoping that there would a bit less than that in the coming financial year. We are just starting discussions with the counter parties at the moment. These contracts remember are run over an extended period of time so it's not the change that we have to deal with tomorrow, we do have a reasonable period of time to be able to work any restructure through so we are just commencing those discussions with counter parties now. Obviously we have been able to work successfully with counter parties in the past to just to match things out as the revenue close fall and at this point we are not anticipating any issues there but it's a little hard to give you an exact number yet as we are really just commencing that process with the foreign exchange.

PKL Next question.

Shaun The cost to carry 400,000 lbs until you can sort that inventory out?

PKL The cash cost of production is the lower of market price and cost, we don't disclose those costs on a day to day basis but bear in mind in fact they are in line with our budget. Wodgina has performed pretty well as Mark said so the carrying value of those will be at reasonable cost and that will be reflected in the half yearly accounts and the full year accounts.

Brad Glynn So are you aiming to get back to 200,000 lbs by mid June next year?

PKL A little hard to say, I'd like to think it wouldn't be much more than what it is now, but it does depend a bit on you know off take in the second half, whether we can tie down a couple of smaller contracts, but it's pretty obvious that we don't want to have a lot of cash tied up in tantalum inventory so a combination of sales plus reduction of production will give us the result we want at the end. As I said earlier, what that reduction of production and how we do it, we are still working through. There are quite a lot of options but we have to do it in conjunction with our workforce and with our customers.

MCU Brad, what we are doing is that we are looking at the logical hitch points if I can call it that, for the operations so that we don't incur a cost penalty above and beyond the sensible balance just watching the market and the stock level that we will have at the end of June will depend on I suppose our prognosis of the market going forward as well, because if we are starting to see a pickup we might come up a little bit higher. So, we are just trying to balance those 3 or 4 factors and that's why we are talking to our customers over the next few weeks to just continue on looking at the best way to restructure. But we are sort of targeting around the 300,000 lbs is a logical point and we'll see where we end up following those discussions.

PKL Next question.

Question Peter, can I revisit the numbers you talked about to Geoff Breen again. The 2.2 million lbs, you're saying – in your release the other day you said 2 million lbs for what I think fiscal year 2003 and then you just told me 2 million lbs per calendar 2003 and 2.2 on calendar 2004, is that correct.

PKL No, I was talking fiscal years.

Question: Could you just clarify me in the fiscal year numbers.

DAP 2 million in 2003 and 2.3 million lbs fiscal 2004.

Jim Copeland
Goldman Sachs

Just wondering how the changes at Tarmoola affect the 5 year plan you released just a couple of months ago, is it going to change materially, specifically the underground potential at Tarmoola now. How does that fit into the 5 year plan?

PKL I'll let Mark comment on our production estimates now and I'll ask him also to comment on what we have done at Tarmoola and why and also make a couple of comments on the underground and also a comment generally on where it might lead in terms of the 5 year plan and of course we will see a reduction of earnings.

MCU Jim, I'll just talk each point sequentially. Firstly, we would anticipate the impact of the Tarmoola slip to reduce our production by about 25,000 ounces for the full year although we still anticipate coming in at around the 600,000 ounces, we were actually going to do a little bit better than the 5 year plan indicated so we have been able to eat some of that loss with respect to the target of 600,000 ounces, but bear in mind we are still just finalising those numbers, but that's where we look like sitting. The production impact in years 2002 and 2003 will depend on what we decide to do with the timing of the northern cutback. As we have said, we suspended the digger stripping in that northern area and the reason that's been is because we're obviously committing a lot of dollars to that advance stripping and obviously in the short term not being able to access some of that high grade ore just exacerbates the amount of money we are spending in that area. So from our point of view and managing all the issues at Tarmoola, we thought it was sensible to just suspend that northern operation and depending on the timing that we bring it back in, the impact would be on an annual basis, around 100,000 ounces. So for example if we didn't go back into the north for some 12 months and the impact in year 2 would be around 100,000 ounces, so does that give you a sense of what the impact would be on the Tarmoola plan?

Jim You're saying 100,000 ounces less for next year if you didn't go back into the north.

MCU That's correct. Now the ounces we still believe that the northern cutback is economic, the slip actually isn't associated with the northern area, so we still have the option to go back in there and what we are doing now is looking at the mining strategy and determining how that would best fit with potential development of an underground operation which actually sits below the central zone. Now, we are currently just started concept studies in the underground given the very positive drilling results that we got last quarter we talked about when you were on site, but we'll still be 2 to 3 months before we finalise the best strategy that fits all that together. So it will take us a couple of months to just work each of those options through. Certainly in the latter period of the plan we would like to be developing towards some sort of underground operation, but really we have to wait for the concept studies to develop that mode and to fit that plan to get around those two areas.

Jim I don't fully understand. Does that mean you expect less production to what the plan was for the next fiscal year from Tarmoola.

PKL From 2003 / 2004? Yes.

MCU I think the odds are yes, Jim we are obviously looking at alternatives and if you recall when I was asked what would you do if you had lower production, we would look at Cardinia and other satellites, we are in that process as well and again we are working through that plan and those alternatives over the next 3 months. But I think on balance if we decided not to go back to the northern cutback for 12 months, then the maximum exposure would be 100,000 ounces or something less depending on what satellites we can bring in to mitigate that loss.

Jim Just one quick question. On the south reserve you were verifying to those reserves, how is that going at the moment.

MCU We are still in that process. Part of the ounces that we will produce will include some ore from the south but we are still going through that processes again, that will be part of this 3 month review as well.

PKL Comment on that Tarmoola underground.

MCU The drilling on the Tarmoola underground has been very positive and we have put some of those results in the quarterly report, but again we are still starting on those concept studies as well.

PKL Next question.

PKL Just while you are thinking about, I might just comment on a couple of things. With the mineral sands we had some questions in the first conference. In general terms, we are still conducting the due diligence. Mid-November is about the date when we will make decisions. This is a competitive environment for some of these assets so we are not going to make too much of a comment on them. The assets in question are BeMaX / Ginkgo transaction, the Nissho Iwai, 50% of MBT that we don't own and Cable Sands. So we are obviously looking at all of those and looking at how to incorporate them or whatever we might do in some sort of strategy. Some people ask questions about funding, obviously that's an issue and we are looking at that and talking about it, particularly in respect of the Ginkgo transaction. The other two are really a pricing issue and we just need to wait and see what falls out of the sale of Nissho Iwai assets. So do you want to say anything else on that David, otherwise I think we have finished.

Geoff Breen
What are you saying on earnings outlook Peter, can you add anything what the reaction has been in the market, I think you know people were looking for mid-$70 m's they are probably looking for mid-$50 m's now, do you have any comments on that?

PKL
Not at the moment Geoff, and I'll be careful on it, and the reasons are that we need to do some more work on the gold side and Tarmoola to see what that all means and secondly, until we have looked at what we can do on answering the questions on tantalum. Until we can see what we can do there, the tantalum EBIT is one that might be affected a little more because of what we are doing and we are looking at ways to see how we can manage that, but as I said earlier we do have obligations with the customers for each mine and we need to work through that carefully to see if there is a way we can do it which is beneficial to us, but at the same time is in line with what our customers want and what they are prepared to talk about. So I don't want to add much more than that other than to tell you that we will be talking to them shortly. So it's a little hard to comment and I'd rather not comment, but at some point when we feel we are in a position to do so, we will try and give you some more guidance on that.

Geoff Breen
Thank you.

Ashley Pittard
Just as a bit of a clarification, with the 2 million lbs of tantalum is that equal to the end demand of your customers or will your customers still be building up inventory of tantalum on their end?

PKL
Good question. Probably don't know the answer. I think, and we really shouldn't comment too much on our customers' business, but I think they obviously are comfortable with what we have agreed now for 2003 and I suppose they are like us, they are hoping for better days in 2003 in the marketplace. It's hard to say. You can read Cabot's web site yourself in terms of their position with their customers. They have some issues there, and that would obviously affect their inventories. With our German customers there is very little we can add because we simply don't know and they don't report publicly, so the answer is we are not sure. The Kemet result last night, and I can't recall whether I mentioned it in this conference call or the last one, but Geoff you sent that little note - thank you. The Kemet people are saying that they believe the inventory restructuring has pretty much now occurred and what we are talking about is supply and demand in a net sense. I personally have a little bit of a reservation about that I think there is still a bit of powder around, so it's difficult. David was up at the TIC Conference in Japan in last week and got a bit of information, and you might like to comment David on the

capacitor side. So it's a bit of a-round-about answer Ashley, but on balance we think we are getting closer to a situation where the supply side has come off very significantly on the ore side because the Africans have pretty much stopped producing. We think now we are probably the only big producer, the ore that was in the market is being gobbled up by the Chinese and others just buying at spot prices. It is really a question now I think of more what is the powder inventory and what of the capacitors and Kemet have given a bit of direction on the capacitor side but it is still a little unclear on the powder. Do you want to add anything David.

DAP Just as it relates to Michael's earlier question – the IP Sector bottomed if you looked at any of the indexes around September / October 2001. But it hasn't grown dramatically since then, there hasn't been a major correction that's because it has been a continual feeding of inventories into the supply chain. Actually now my feedback from TIC is that has now been completed, perhaps the manufacturers believe the distributors who are a major noise factor in the supply chain, of getting out in a "just in time" basis, and therefore the capacitor producers are now really looking for some fresh demand and when they get fresh demand then they will start eating into their powder inventories, and they do carry powder inventories as they always have, and then you will see fresh demand flowing up to our customers, but it will take time for that to happen.

PKL Okay, another question.

Ian McAleese
QIC Can you give me some sort of comment on the tantalum stockpile that you've got in terms, I mean I have calculated something like over 300,000 lbs now. Are you going to sort of level it out at that and how have you been able to sort of win any trade off at all with your customers by cutting back on the take or pay contracts, I mean is there some trade offs later on in the contract period.

PKL OK Ian we answered your first question before you came on, but I'll just run over it again. We are going to end up close to 400,000 or thereabouts by the end of the year and the strategy will be to do two things. We will have, as we said, increased sales in the second half and, in addition, we are looking at ways to reduce production. As I said to the other people earlier, we need to talk to the customer-base before we do too much on the operational side because, as you know, the two customers have certain contractual rights in respect of the two mines and we need to make sure that what we propose and what we might do, fits in and is acceptable to them. So we will be having those discussions as soon as possible obviously, therefore the strategy will be to bring the inventory down to a respectable level by the end of the fiscal year through a combination of sales and reduction in production. I also mentioned earlier that we are looking to see if we could consummate a few additional smaller sales to

third parties other than to our two major customers. So that's the general strategy and clearly we are very aware of the fact that we don't want to tie our working capital in tantalum inventories.

Insofar as the second question is concerned, I think the market has been a bit unrealistic about this. The reality is that we are selling 2 million lbs a year of tantalum and our customers are taking 2 million lbs of tantalum at prices significantly in excess of the market and whilst we have agreed to reduce the sort of sales, this is about a relationship and building a business and it has been a very difficult period for them as it has been for us and for the whole electronic sector. It's a bit simplistic to simply say well you should just enforce your contracts. Now we have got negotiations next year in terms of post 2005 and we certainly don't want to be quarrelling with our customers, which is something we have never done in 12 or 13 years, about these sort of things. We are trying to build a business here with our customers. Contracts are now 10 times the size of what they were when we started and we are taking a longer term view on this and we are working with our customers and they are working with us. We all have invested capital in making sure that the inventory, the supply chain, the resources are there. This is a difficult period. The feedback we are getting is that these are probably the worst conditions the electronics industry and the telecommunications industry have seen for 20 years. Our strategy is to work with our customers at the same time I think that the contracts we have and the pricing we have, in the current climate, is actually quite good and as I said before compared to spot or what general demand would be. So we have tried to balance a trade off with what we want and what we are entitled to with our customers to give them some relief in what is a very difficult situation for them as well and we believe that on the longer term, even the shorter term, that will pay off in the sense that we will have a relationship that we can build on when things get better.

Ian McAleese

The counter to that I suppose in some ways is when the spot was through the roof and you guys weren't getting too much of that, even that's the way these things work, there were the benefit they gained out of that and meanwhile you're gaining some benefit now, so the market works properly and there is a trade off there.

PKL

Keep in mind Ian, let's get it right, the market in tantalum in terms of pricing lasted about, that bull market, lasted about 12 weeks. It was about a 3 month hiatus when prices went through the roof and some of the strategies of others involved in putting in place sales and purchases in that period really haven't worked out very well. Our strategy has always been about volume as well as price. What we are about is increasing the scale and size of the tantalum business because we have the resources and you can see from the figures in the quarterly, Wodgina alone if we let

Wodgina loose, well I don't know Mark, what are you looking at, 1.5 million lbs plus. For us in terms of future earnings the key is not just price (a short price spike would give us a nice figure within 12 months) but what we are really trying to do is build the volume of the business at reasonable pricing and the best way to do that is to maintain a reasonable level of pricing to make sure the material is always available and to make sure you have good relationships with the customers who currently control 80% to 85% of the market.

MCU — I think it is also fair to say Ian that given the very tough period in the last 12 months our market share would be well in excess of 50%.

PKL — Oh well over, probably more like 60%.

MCU — And our customers are aware of that and it has strengthened our market position quite considerably and in the end I think the negotiations we have just finished has ended up being a reasonable trade off both ways trying to preserve the quality of the relationship going forward.

Ian McA — Okay.

PKL — Next question.

Michael Slifirskii — What sort of price range do you think is a reasonable longer term in terms of what you can make a fair return and nobody is gouging one another.

PKL — Good question, Michael. One of the problems, as you know because you're pretty attuned to the market, is that and it is probably true of the minerals industry generally, but we always took a view that if we got a decent rate of return and built the size of the business, that was what we wanted and I think it is fair to say our two customers wanted that. However, as you know without going into the names and details, the market in that 2000 period took advantage of prices particularly in the capacitor side. So from our point of view I don't know what a "reasonable price" is, but put it this way at around the current levels of our contracts at levels around, say we can produce 3 million lbs a year without investing a lot more capital, and around those sorts of levels we have a tremendous long term business. So we don't intend and we don't have any need to see dramatically higher tantalum prices over the next 5 years. What we are interested in, is getting that volume up and I think it is fair to say our customers have a very similar view. Maybe this shake out in the industry will jolt home to a few people that the future of this sector and the electronics industry generally, just has to be managed better in terms of the supply chain and the pricing rather than this very erratic behaviour that the electronics industry gets itself into every 5 or 10 years.

MCU I think another true point Michael is one thing that has changed between now and the year 2000 when we saw the tightening is that the installed capacity with our customers and other areas of the business is significantly higher. So I think you have the general market supply chain that is ready and able to actually go with the market, we just haven't seen the pull through and as you said we've seen some positive comments, we are just not seeing the pull through yet.

PKL The other thing Michael is that and I can't be exact on it, but the tantalum market generally doesn't need a tantalum price of US$100 a lb, or whatever, and that's what happened in 2000. It really was a fabricated situation. This industry is quite sustainable and very profitable right across the supply chain at reasonable pricing and as Mark said, the capacity has now been installed and as I said earlier, from our point of view we don't need excessive prices to make a very good living out of it and neither do our customers and neither do their customers and hopefully some lessons will be learnt of what happened in 2000 as a result of that.

Michael Faulty tape – question not recorded

PKL Well I am not sure, I think I know what your question is, we would hope obviously over the next few years to get our delivered rate down in exchange rate terms which would start to give us better leverage. There is no question at the moment, we are suffering a reasonably large opportunity loss on the differential but all of our figures suggest is that the key item Michael is that price is important but the real issue is that volume is just as important. We need to be able to run our mines at reasonable production levels to give us the efficiencies and the productivity we need to get that material out and to get the revenue line in. The earnings then will be quite good. So, we are not overly concerned at the moment with the pricing issue. The spot price at the moment, you know there is just not enough large parcels around to know what it is, but I don't think anybody in the serious end of the industry sees tantalum prices for large business being done at these spot prices and so over the next couple of years I would anticipate pricing probably not varying greatly to what we've done in the past and that's very much in line with our strategy. We could have done a few smaller contracts I suppose at very high prices in that period in 2000, but it really isn't what we are trying to do and it's not sustainable long term and it's not good for the business.

PKL Another question?

Bruce Simons Just wondering what your capex looks like for the balance of this year given what you've spent this quarter.

PKL As we said there, it will reduce in the December quarter, I'll let Stephen and Mark make some comments on that.

STP We certainly had let's say the highest quarter spend rate in the current quarter Bruce, I think we had indicated previously about the $60 or $70 million mark in mine development in particular and in particular that would flow in the first half of the year and we are pretty much on budget exactly where we thought we would be with that program and that, as we had said, was going to be highest in the first half and highest in the first quarter of that first half. So you'll see a reduced spend rate going forward.

MCU Bruce, we are actually accessing at Monty's Dam ore in November so it goes from that capital development to a balance scenario. Obviously be slowing up the northern cutback we have an impacted Tarmoola but I am bit reticent to say anything beyond that until we have just gone through the next couple of months, but certainly over the next 3 months will slow things up there. Leonora underground you would have seen in the document, we've gone for a higher grade shorter term life, so obviously we are pulling back some of the capital that we had there, we are in the process of starting to access ore at South Pit at Marvel Loch, we are about half way through the pre-strip on Cornishman and also we have done the mass blast at Great Victoria. So as you can see all the major development programs are in place and operating, we obviously still have a couple more to kick away during the course of the year, but we will see that progression decline particularly in the second half.

Question Stephen could you repeat the number you mapped out when you mentioned capex.

STP Yes, about $60 to $70 million we had indicated previously for the financial year.

PKL Next question? Any other questions? I am just looking here at my notes to see if there is anything that we may have missed that we wanted to communicate to you.

I think we seem to have hit the main points, but are any other questions you'd like to ask about the quarterly or generally, okay. If there is nothing else, we'll finish now. Unfortunately, we now have two transcripts so I think what we will do is put them on our web site and you can have a look at the first one as well and feel free to call anybody here if you want more information. Thanks very much.

SONS OF GWALIA LTD

REPORT ON ACTIVITIES
For The Quarter Ended 30 September 2002

HIGHLIGHTS

CORPORATE

- First half and full year earnings unlikely to meet broker and analyst expectations due to lower tantalum sales and ongoing geotechnical issues at the Tarmoola gold mine.
- Due diligence on the various mineral sands options available to the Company commenced during the quarter with decision making planned for the December 2002 quarter.

GOLD

- Gold production for the quarter of 131,747 fine ounces.
- Gold cash cost for the quarter was $478 per ounce.
- Average sale price received was $595 per ounce realising a cash margin of $117 per ounce.

ADVANCED MINERALS

- Tantalum production of 742,328 lbs.
- Quarterly tantalum sales of 465,987 lbs. in line with sales contracts.
- Tantalum sales forecast for the 2002/2003 financial year of 2.0 million lbs. Reduced from 2.3 million lbs.

EXPLORATION / DEVELOPMENT

- Greenbushes Mine underground drilling programme provides excellent results and reinforces quality of the deposit. Results include 24.8m @ 1,128 ppm Ta_2O_5 and 36.9m @ 955 ppm Ta_2O_5.
- Tarmoola 10400 Shoot results suggest potential underground resource. Results include 22m @ 10.2 g/t gold and 12m @ 9.1 g/t gold.
- Marvel Loch Underground Strategy enhanced.

EXECUTIVE CHAIRMAN'S COMMENTS

For the quarter ended 30 September 2002, the Company produced 131,747 fine ounces of gold at a cash cost of A$478 (US$260) per ounce. The average hedge price for the quarter was A$595 therefore realising a cash margin of $117 per ounce.

The Company anticipates a slow but steady increase in gold production at Southern Cross and Laverton over the next two quarters as the respective operations access higher grade ore zones.

The previously announced open cut wall slip at the Tarmoola mine continued to prevent access to high grade ore during the quarter. This will result in changes to the medium term mine plan with satellite deposits in the Leonora region being mined, in conjunction with Tarmoola.

The Company's tantalum division recorded excellent production, costs and sales for the quarter. Both mines performed extremely well with excess production capacity in the future confirmed as and when markets require.

The tantalum market is still exhibiting evidence of the ongoing slow down in the global economy and in the electronics industry in particular. However, inventories throughout the supply chain are slowly being reduced and industry experts have indicated that as the inventory continues to decrease, and the global market recovers, that demand for tantalum and tantalum capacitors will recover.

As a result of the current negative market and economic conditions, the Company has reduced tantalum sales with its customers for the 2002/2003 year to 2.0 million lbs. Although the status and pricing of the base contracts has not changed, some higher priced products were reduced from the sales mix.

Both tantalum mines are capable of producing at high levels of production, at globally competitive costs. The Company has executed its tantalum strategies and development programmes on time, on budget and in line with its customers' and the tantalum industry's requirements. It is therefore extremely disappointing that global economic conditions are constraining demand for the Company's products.

The combination of the lower full year tantalum sales and revenues, increased deliveries of tantalum in the second half as against the first, and reduced gold production from the Tarmoola Mine will negatively affect the first half profit for the Company. At this time, the impact of these issues on full year earnings is not possible to determine but it will be difficult to recover lower first half earnings in the second half.

As previously advised, a number of opportunities to consolidate the various mineral sands resources in the Murray Basin exist. The Company is currently conducting due diligence with a view to making a formal decision on the various options available to it in the mineral sands business prior to the end of November 2002.

In the meantime, the Wemen mineral sands joint venture in the Murray Basin continues to improve with increased production and reduced costs.

The Company will keep shareholders informed as to the above matters as and when required.

Peter Lalor
Executive Chairman
October 2002

GOLD OVERVIEW

PRODUCTION

Gold production for the September quarter totalled **131,747 fine ounces**, in line with annual production expectations. Gold was produced at an average cash cost of **$478 per ounce** and sold at **$595 per ounce**. This returned a cash margin of **$117 per ounce**.

SONS OF GWALIA EQUITY GOLD PRODUCTION

Operation	Tonnes Milled	Head Grade (g/t)	Production ounces	Cash Cost/oz	Total Cost/oz
Leonora Operations					
Sons of Gwalia Operations					
Gwalia underground	110,889	3.01	9,531		
Ulysses	109,262	2.76	8,612		
Gwalia stockpile	222,529	0.80	5,080		
Julia	26,133	5.10	3,984		
Sub Total	*468,813*	*2.03*	*27,207*		
Tarmoola Operations					
Tarmoola OC	62,371	0.95	1,758		
Wonder North	212,595	2.14	13,498		
Tarmoola LG	521,523	0.74	11,533		
Celtic stockpile	80,453	1.21	2,885		
Sub Total	*876,942*	*1.15*	*29,674*		
LEONORA REGION	**1,345,755**	**1.45**	**56,881**	**453**	**574**
Southern Cross Region					
Marvel Loch Open Cut	338,462	1.32	12,832		
Golden Pig HG	60,099	3.89	6,727		
Nevoria Newry	49,180	3.17	4,485		
Great Victoria Underground	67,864	3.23	6,307		
Yilgarn Star HG	77,435	5.01	11,159		
LG Stockpile	37,754	1.29	1,409		
SOUTHERN CROSS REGION	**630,794**	**2.36**	**42,919**	**505**	**626**
South Laverton Region					
Carosue Dam	581,132	1.87	31,947		
SOUTH LAVERTON REGION	**581,132**	**1.87**	**31,947**	**485**	**551**
TOTAL GOLD PRODUCTION	**2,557,681**	**1.77**	**131,747**	**478**	**585**

NOTE:

(a) "Cash operating costs" are defined to include all expenditures directly incurred on mining, crushing and processing operations plus site overheads and ongoing rehabilitation, net of movements in deferred mining expenditures and stockpiles.

(b) "Total costs" include all site related depreciation and amortisation expenses and royalties. Average total costs are weighted by production.

LEONORA REGION


THUNDERBOX
Thunderbox Trend
WONDER NORTH
25
kilometres
TARMOOLA
CARDINIA
Leonora
TOWER HILL
SONS OF GWALIA
ULYSSES
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Sons of Gwalia Mine

At the Sons of Gwalia Mine, production for the quarter was **27,207 fine ounces**.

The Gwalia Underground operation mined 110,889 tonnes, 10% above the targeted annualised production rate. The operation has now performed in line with these targets for the last nine months and is achieving a level of operating stability. Mining head grades of 2.97 g/t were lower than previous periods reflecting a higher proportion of development tonnes in the ore mix. Head grades will improve with a higher proportion of stope material forecast for the next quarter.

Mining was completed at the Ulysses satellite mine in August and the last of the ore from this source was milled in September. The mine has performed consistent with ore reserve estimates.

Treatment of ore from smaller satellite operations commenced during August and will provide some higher grade ore to the Mill during the December quarter.

Tarmoola Operations

Gold production for the quarter from the Tarmoola Operation was **29,674 fine ounces**.

Production during the quarter has been effected by the continuation of movement within the slip zone of the North pit referred to in the June Quarterly Report. The lack of access to high grade ore sources from the Tarmoola pit reduced processing grades to 1.15g/t, contributing to both the lower production and higher reported cash operating costs.

Mining operations at the Wonder satellite operation have proceeded to plan with project to date reconciled gold production performing marginally above the 2002 ore reserve.

LEONORA REGION – DEVELOPMENT

Sons of Gwalia

An extensive review of the Sons of Gwalia underground mine operation has been completed. The objective of this review was to assess the most appropriate operating strategy to maximise revenues within an acceptable risk profile. The strategy was also developed consistent with the logic to develop the long term Gwalia Deeps prospect leaving the option to recover underground gold reserves below the 375 metre horizon from either the shaft or a supplementary decline access.

As a consequence of the review, the decision has been taken to focus on the extraction of the larger tonnage/higher grade zones above the 375 metre horizon. Mining operations will move into a substantially pillar recovery mode (significantly reduced development) and are forecast to be completed in the December 2003 quarter. The net impact of this strategy will not substantially change reported earnings but it will bring forward project cash flows and reduce operating risks as a consequence of the more selective extraction strategy.

In conjunction with the review of the underground operation, a review of ore sources dedicated to the Leonora processing plant has also been undertaken. The Leonora Mill will be dedicated to the processing of the remaining underground reserves to the 375 metre level, satellite open pit resources and low grade stockpiles, with closure of the processing facilities forecast during the June 2003 quarter. All remaining ore sources will then be directed to Tarmoola.

Tarmoola

The mining strategy for Tarmoola has continued to be assessed consistent with managing operating cash flows and risks associated with the slip encountered on the eastern cutback. As a consequence of this review, the decision has been taken to suspend the waste stripping programme on the Northern cutback and focus a single excavator on the extraction of ore from within the Central and Southern pit zones.

The logic behind the revision in the mining strategy is based on the combined impact of the slip continuing to restrict access to high grade ore. The decision to reduce waste stripping will provide a positive cash flow impact for the balance of the year while providing time to assess the best option for the Northern Cutback and its sequencing with the assessment of a potential underground mining operation of the 10400 Shoot developed below the current Centre pit zone.

The waste stripping programme for the Northern Cutbank is partially completed and the estimated gold resources will be capable of extraction when the cutback is completed in the future.

The eastern flank of the Tarmoola granite/greenstone contact also contains a discrete, southerly plunging ore shoot (called the 10400 Shoot). Resource development drilling in and around the base of the Tarmoola North Open Pit in the last financial year has indicated that the 10400 Shoot may be more laterally extensive than previously thought and has the potential to be developed as an underground project.

Better intersections from the 10400 Shoot included:

Hole No.	Interval (m)	Grade (g/t Au)	Depth (m)
TARC 3401	22	10.2	130
TARC 3402	4	22.2	276
TARC 3405	16	8.9	168
TARC 3409	8	13.3	140
TARC 3412	5	22.1	168
TARC 3414	12	9.1	164
TARC 3417	15	9.0	203
TARC 3421	5	33.9	258

These results suggest the potential underground resources in this area may be significantly larger than originally estimated. To further test this potential, a programme of 5,000 metres of RC drilling from within the Tarmoola North Open Pit will commence this quarter.

The Granites Project

The Granites Project is a group of contiguous leases that stretches 10 kilometres south of the Tarmoola Operations. The leases cover the Gwalia domain, the sequence of rocks that host both the Sons of Gwalia and Tarmoola mines. The aim of this project is to search for granite plutons within this domain that may host Tarmoola type analogues.

Extensive resource data available for the Granites Project area, situated immediately south of the Tarmoola Open Pit Operation has been collected. Validation of the resource data has commenced with first pass planning of field programmes due at the end of the December quarter.

Leonora Outlook

The ongoing remediation programme to manage the Tarmoola Central zone slip will continue to restrict access to high grade ore zones. However, feed from the Central zone, along with ore from Wonder North, Butterfly and low grade stocks will improve operating performance from Tarmoola in the December quarter. The Leonora Mill will still treat some small parcels of satellite ore while progressively increasing the proportion of low grade feed in the blend. On a consolidated basis, the region will still produce approximately 220,000 ounces for the full year as against the 245,000 ounces in the Five Year Plan.

LEONORA REGION – EXPLORATION

Exploration during the quarter continued to focus on the Thunderbox Trend, a largely covered 55 kilometre long structural corridor between the Tarmoola and Thunderbox gold deposits. A number of gold anomalies generated from first pass pattern aircore drilling along the trend have been evaluated by infill drilling.

Results from the Klingon Prospect, 40 kilometres north-northwest of Tarmoola, were encouraging with gold anomalism and associated hydrothermal alteration being defined over a strike length of two kilometres. Further drilling is planned to assess the potential for gold mineralisation within this zone.

Results from wide-spaced drilling at the Europa Prospect, 10 kilometres north of Tarmoola, were also encouraging with gold anomalism and associated hydrothermal alteration being defined over a strike length of 400 metres. Further drilling is planned to determine the significance of these results.

SOUTHERN CROSS REGION


Bullfinch
SOUTHERN CROSS JV
GOLDEN PIG
Westonia
Southern Cross
CORNISHMAN
MARVEL LOCH
NEVORIA
YILGARN STAR
Parker Range
HERCULES
GREAT VICTORIA
BOUNTY
N
25
kilometres
Leonora
Laverton
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Southern Cross Operations

Gold production for the quarter from the Southern Cross region was **42,919 fine ounces** at a cash cost of **$505 per ounce**.

The lower production and increased operating costs reflect lower grades from the Marvel Loch open pit and Golden Pig as discussed in the June Quarterly Report. While tonnages and grades have improved at Marvel Loch (from the June quarter) the mine will only start to access significant volumes of high grade ore late in the December quarter. At Golden Pig, grades have now started to improve as higher grade primary stoping areas were being progressively accessed late in the September quarter.

Golden Pig

Ore grades from Golden Pig were lower due to lower mined grades being extracted from one specific lode that has not been previously mined. A detailed geological study has been completed on the lode to improve the understanding of the complex spatial nature of the geology. The operation is now accessing higher grade primary stopes and grades have started to improve in October.

Yilgarn Star Underground

Production at Yilgarn Star has been at forecast levels but at a slightly lower grade. Dilution from hanging wall failures has been identified as the primary cause and will improve as mining moves to more stable areas in the December quarter. In accordance with the Five Year Plan, Mining from the existing operations is forecast to cease in the June 2003 quarter.

Great Victoria Underground

During the quarter the crown pillar between the current stoping block on the 6 Level and the open pit was fired in a single mass blast to produce approximately 320,000 tonnes of ore. This material will provide production for the remainder of the financial year. Current indications are that the mass firing was successful and production operations have commenced.

Processing

The processing plant has been operating at design levels achieving planned recoveries and throughput in the quarter. Work is continuing on schedule to upgrade facilities required to treat Cornishman satellite ore in November.

SOUTHERN CROSS REGION – DEVELOPMENT

Marvel Loch – Underground Development Strategy

Following a detailed assessment of the resources below the Marvel Loch open cut, a long term mining strategy has been developed. The strategy is targeting the definition, development and extraction of a significant long term underground mineable resource. The feasibility study for the first stage of that strategy has been completed and is targeting the extraction of 120,000 ounces from the floor of the south zone of the Marvel Loch open cut. The ore zones will be accessed through an "in-the-wall" ramp which will also provide the access to underground areas as both an exploration drive and primary access for subsequent underground operations.

It is anticipated that a commitment to the Stage 1 development proposal will be made in the December quarter.

Golden Pig Mine

Drilling from underground in the northern and central areas of the mine continued to infill resources in the Banded Iron and shear-hosted orebodies. Drilling over the past 12 months has led to the successful delineation of substantial resources, and the conversion of 2.5 years of ore reserves (124,000 ounces) at current production rates.

Significant intercepts between 150 metres and 200 metres below surface include:

Interval (m)	Grade (g/t Au)
14.7	12.8
3.4	34.9
6.9	8.0
4.1	14.2
6.35	5.25
8.6	4.04
6.7	18.9
7.8	10.0

The results confirm both targeted tonnages and strong grades from areas which will be developed over the next two years.

Great Victoria Gold Mine

Underground resource definition drilling of Lode 1 extended coverage down to 400 metres below surface, with 48 holes drilled for 3,840 metres. This drilling covered the next mining panel from the 7 to the 9 levels which will provide ore feed through 2003/04. Modelling of the results is underway, and indications to date show good continuity of the main sulphide ore zone.

Significant results from 200 metres to 400 metres below surface include:

Interval (m)	Grade (g/t Au)
7.00	7.87
16.50	6.63
8.90	3.53
40.80	6.05
28.00	11.65
6.00	23.55
12.88	12.20
9.58	3.76
9.00	5.41
23.29	2.55

Hercules Prospect

A programme of RC and diamond drilling commenced during the quarter, with the objective of upgrading the Western Zone resource, and carrying out geotechnical and metallurgical testwork. Encouraging results were returned from the close spaced drilling, validating the current resource model of 200,000 ounces, and improving the interpretation of mineralisation characteristics within the resource. Significant results from 30 metres to 120 metres below surface include:

Interval (m)	Grade (g/t Au)
5	10.15
28	2.95
44	2.53
43	4.14
32	4.34
52	2.67
40	5.99
24	3.81

This work confirms the targeted tonnage and grades for mining in the five year operating schedule.

Southern Cross Outlook

Operating results are forecast to improve as the stripping of the Marvel Loch South Pit exposes high grade ore late in the December quarter. Golden Pig grades will also improve as the next primary stope is commissioned and the extraction of Great Victoria is increased to capacity following the successful firing of the mass blast.

SOUTHERN CROSS REGION – EXPLORATION

Southern Cross Joint Venture (SGW earning 60%)

The Company is earning a 60% interest in tenements covering a 35 kilometre strike length of the greenstone belt between Southern Cross and Bullfinch. Infill aircore drilling at the Gordon's Prospect, 25 kilometres north-west of Southern Cross, returned an intersection of 3 metres at 3.40 g/t gold from 3 metres depth, 200 metres along strike to the north of an earlier intersection of 3 metres at 3.99 g/t gold from 27 metres (to end of hole).

Several gold, nickel and platinum anomalies have now been defined by wide-spaced pattern rotary air blast and aircore drilling, as previously reported. These prospects will be evaluated by reverse circulation drilling in the next quarter.

Forrestania Project

As previously reported, the Company has entered into agreements to acquire the precious metals rights for tenements covering the southern 110 kilometre strike length of the Southern Cross Greenstone Belt. Analysis of historic exploration data has been completed and numerous target zones have been identified. Extensive systematic rotary air blast and reconnaissance reverse circulation drilling has been undertaken in this belt during regional exploration for nickel. Most of this drilling was not assayed for gold. As part of the regional gold exploration programme, 26,000 selected samples from this drilling are being re-assayed for gold. About 10% of re-assay results have been received so far. These have highlighted two areas of interest. At the West Quest Prospect, on the Bounty Shear Zone, 20 kilometres south of the Bounty gold mine, anomalous results were returned from eight reconnaissance reverse circulation drill holes over an eight kilometre strike length, including 10 metres at 2.15 g/t gold from 46 metres and 14 metres at 1.27 g/t gold from 62 metres to the end of the hole. At the Flying Fox Prospect, 35 kilometres south-southwest of Bounty, gold mineralisation is spatially related to nickel and platinum mineralisation; results included 4 metres at 0.89 g/t gold and 1.72% nickel from 34 metres to the end of the hole and 4 metres at 0.96 g/t gold and 0.96 g/t platinum from 64 metres. Follow up drilling is planned at both these prospects.

SOUTH LAVERTON REGION


Laverton Tectonic Zone
RED OCTOBER
SAFARI
DEEP SOUTH
PORPHYRY
Keith-Kilkenny Tectonic Zone
TWIN PEAKS
MONTY'S DAM
CAROSUE DAM
N
25
kilometres
Laverton
Leonora
Kalgoorlie
Southern Cross
Perth
WESTERN AUSTRALIA
SGW Tenements
Greenstone Belt
Processing Plant and Mine
Mine
Resource
Prospect

Carosue Dam Mine

Gold production for the quarter was **31,947 fine ounces** at a cash cost of **$485 per ounce**.

Ore production for the quarter was sourced from the Karari Stage 2 and Stage 3 pit cutbacks and the Luvironza pit.

The mining and processing operations continued to operate consistently and operating performance was in line with forecasts. However, reported cash costs per ounce were significantly higher for the quarter reflecting the treatment of low grade stockpiles at net realisable values. On a direct cash operating basis, costs were $363/oz before this adjustment.

Mill throughput increased 4% from the previous quarter and was 10% above forecast. This improved performance was due to optimising the crusher feed product to the mill and improving milling performance by modifying the ball charge. Grade was 7% higher than the previous quarter and was in line with the forecast. Gold production was 9% higher than the previous quarter and was also higher than forecast.

SOUTH LAVERTON REGION – DEVELOPMENT

Northern Projects

Resource modelling for the Safari Bore and Serengeti deposits was completed during the quarter. Mine optimisations and designs for Safari Bore have also been completed and indicate at least a 10% increase in contained ounces to approximately 220,000 ounces in reserves. Infill drilling of the Deep South deposit commenced during the quarter targeting an additional reserve base of in excess of 60,000 ounces. Resource models and pit designs for Deep South will be completed by December 2002.

Discussions with all stakeholders regarding the development of Safari Bore continued including the submission of the Notice of Intent to authorities in September. Final approvals are targeted for completion in the December quarter. Included in the works programme for the development projects is the construction of a major arterial haulage road to the Carosue Mill. Tender documentation has now been issued to potential service providers.

Whirling Dervish

Resource modelling, pit optimisations and a pit design on Whirling Dervish were completed during the quarter. All approvals to mine this deposit are in place.

Red October

Tenders for the mining services to develop the exploration decline and to mine a bulk sample at Red October have been reviewed and are in line with expectations. The costs and resource model are being reviewed and a feasibility report will be compiled in the next quarter. Project commitment and timing will be assessed in the context of the Company's Five Year Plan and the results of the final optimisations studies. The current project has indicated the potential to mine 450,000 tonnes at 10 g/t for approximately 150,000 ounces recovered. At this stage the major ore lodes still remain open at depth.

Monty's Dam/Twin Peaks

Clearing commenced at Monty's Dam in September. Ore is expected to be trucked to the mill in November. Mining at Twin Peaks will commence in December and will deliver high grade ore in April 2003. The Monty's Dam project is forecast to mine 530,000 tonnes at 3.4 g/t with 50,000 ounces recoverable. The Twin Peaks production forecasts are now being finalised with 40,000 ounces estimated recoverable.

South Laverton Outlook

The South Laverton operations continue to be developed with the logic of maintaining a base load of open pit ore supplemented with high grade satellite feed sources.

Base load ore from Karari will be supplemented with ore from Luvironza and high grade ore from Monty's Dam in the coming quarter. The Luvironza pit will be completed in November. In the second half of the financial year ounces production will lift as high grade ore from Twin Peaks is brought into production replacing the lower grade Karari ore. Processing costs will also drop by at least 5 per cent as the quality of water improves as it will be sourced from higher quality bores.

SOUTH LAVERTON REGION – EXPLORATION

Deep South Prospect

A reverse circulation and diamond drilling programme is in progress at this prospect, 5 kilometres east of Safari Bore. The programme is designed to investigate potential depth extensions to the previously reported Inferred Mineral Resource of 1.5 million tonnes at 4.0 g/t gold for 200,000 ounces and to test geophysical targets between Deep South and the Mexico Prospect, 300 metres along strike to the south. Results received so far include:

Deep South Depth Extensions:

Hole No.	Interval (m)	Grade (g/t Au)	Depth (m)
MCD710	14	6.32	380
MCD711	5	2.85	358
	2.75	9.90	369
MCD718	4	3.79	188
MCD723	6	7.34	297

Mexico Geophysical Targets:

Hole No.	Interval (m)	Grade (g/t Au)	Depth (m)
MCC709	4	14.69	197
	2	4.80	204
MCC713	6	1.94	183
	2	4.41	192

Mineralisation at Deep South remains open at depth with further potential to increase the size of the resource.

The geophysical anomalies at Mexico appear to match mineralised positions and drilling is continuing with the aim of establishing strike continuity between Mexico and Deep South.

ADVANCED MINERALS

PRODUCTION

SONS OF GWALIA ADVANCED MINERALS PRODUCTION						
Operation	**Unit**	**13 weeks ending 31.12.01**	**13 weeks ending 31.03.02**	**13 weeks ending 30.06.02**	**13 weeks ending 30.09.02**	**Rolling Annual Result**
Greenbushes Tantalum[b]						
- Produced	Lbs Ta_2O_5	253,667	329,097	338,969	297,034	1,218,767
- Sold		257,750	348,684	333,770	263,365	1,203,569
Wodgina Tantalum[b]						
- Produced	Lbs Ta_2O_5	157,545	258,903	377,525	427,294	1,221,267
- Sold		172,714	217,406	298,500	202,622	891,242
TOTAL TANTALUM PRODUCED		**411,212**	**588,000**	**716,494**	**724,328**	**2,440,034**
TOTAL TANTALUM SOLD		**430,464**	**566,090**	**632,270**	**465,987**	**2,094,811**
Tin						
- Produced	Tonnes	187	193	183	218	781
- Sold		190	172	188	233	783
Lithium/Spodumene						
- Produced	Tonnes	29,941	22,036	29,406	30,923	112,306
- Sold		35,511	16,187	17,631	22,341	91,670
Kaolin						
- Produced	Tonnes	0	0	0	0	0
- Sold		113	40	120	97	370
Murray Basin JV[a]						
Rutile Produced	Tonnes	3,020	3,983	6,358	7,811	21,172
Rutile Sold		5,074	63	5,225	2,318	12,680
Zircon Produced	Tonnes	565	912	1,389	2,621	5,487
Zircon Sold		378	952	1,641	1,178	4,149
Ilmenite Produced	Tonnes	0	1,028	27,096	90	28,214
Ilmenite Sold		0	60	15,926	12,152	28,138
TOTAL HM PRODUCED		**3,585**	**5,923**	**34,843**	**10,522**	**54,873**

(a) All figures are 100%.

(b) Ta figures include production from various tribute contracts.

TANTALUM – SALES

Sales of tantalum for the quarter totalled **465,987 lbs.** in line with contractual requirements. Current stock levels are now at target levels.

As a result of difficult global market conditions, including the electronics sector and associated tantalum product markets, sales of tantalum will reduce by approximately 300,000 lbs. in the 2002/2003 financial year. Agreement has been reached with the customer base to reduce the previous forecast sales in recognition of the current market difficulties. The status and pricing of the base contracts will remain the same as currently contracted but some higher priced contracts will be removed from the sales mix.

It is also anticipated that there will be a greater proportion of sales in the second half of the year as against the first half.

The Company is also reviewing production volumes and mix from both mines to ensure that production is in line with sales forecasts and to ensure that appropriate working capital levels are maintained.

ADVANCED MINERALS – PRODUCTION

Greenbushes Mine

Greenbushes produced **297,034 lbs** of Ta_2O_5, **218 tonnes** of tin and **30,923 tonnes** of lithium during the quarter.

The production rate of Ta_2O_5 was in line with this year's target production of 1.15 million lbs. The slight reduction from the previous quarter reflects a planned reduction in plant operating hours to match the mine output with current sales contracts. Approximately 67% of the ore was sourced from the Cornwall open cut, 30% from the lower grade Central Lode and 3% from underground development ore. Cornwall ore will be completed during the March quarter of 2003.

The new processing facilities performed well with the plant operating at or above design capacity.

Greenbushes Underground

Development of the underground mine continued on schedule. The programme of infill diamond drilling continued during the quarter. A total of 124 significant intercepts of greater than four metres were recorded in ore grades of greater than 500 g/t Ta_2O_5. Drilling has confirmed the general dimensions of the orebody with a 200 metre strike length (which is still open) and widths ranging from10 metres to 30 metres. Grades have also been strong ranging from 400 ppm Ta_2O_5 to 1100 ppm Ta_2O_5 with the orebody still remaining open at depth. These results are consistent with resource estimates used to plan the underground mine and targeted production levels. Some of the better results include:

Interval (m)	Grade		Downhole Start (m)	Depth Below Surface (m)
	Ta_2O_5 (ppm)	Sn (ppm)		
21.6	926	772	73	290
18.4	822	581	129	328
9.4	812	840	8	281
38.8	637	1,161	211	411
36.9	955	1,037	120	374
25.5	551	1,174	133	429
24.8	1,128	1,282	120	374
24.8	799	1,083	94	401
23.4	762	923	144	390
23.1	645	883	88	350
22.9	785	1,754	183	508
13.0	1,135	2,617	132	357
12.8	1,065	1,463	116	356
10.2	1,078	1,119	118	367
10.2	923	1,563	97	342
10.1	1,133	1,380	130	386
6.5	1,058	1,240	29	280

Greenbushes Underground Mine - Typical Drill Section


9600mE
9700mE
9800mE
UPPER SOUTH H/G RESOURCE
6m @ 563 g/t Ta2O5
7.85m @ 678 g/t Ta2O5
2.4m @ 440 g/t Ta2O5
10.15m @ 923 g/t Ta2O5
PEGMATITE
HW DRILL DRIVE
1000 mRL
10.55m @ 730 g/t Ta2O5
SURROUNDING PEGMATITE GRADE ~160 g/t Ta2O5
12.75m @ 1065 g/t Ta2O5
DECLINE
13m @ 1135 g/t Ta2O5
1-2 CONTINUOUS HIGH-GRADE LENSES: 20 x 20m DRILL SPACING
8m @ 611 g/t Ta2O5
8.8m @ 659 g/t Ta2O5
23.35m @ 762 g/t Ta2O5
LOWER SOUTH H/G RESOURCE
900 mRL
25.45m @ 551 g/t Ta2O5
28.4m @ 504 g/t Ta2O5
41m @ 675 g/t Ta2O5
U/G RESOURCES-LOWER SOUTH DRILL SECTION 12375m N

Greenbushes Open Cut

A resource development RC drilling programme of 40 drill holes to investigate near surface open-ended extensions to the Central Lode and North Cornwall was also completed during the quarter. It is anticipated that this programme will add to the open cut resource base. The results of this work will be included in the June 2003 ore reserve calculation. Some of the better intercepts are tabulated below:

Interval (m)	Grade		Downhole Start (m)
	Ta_2O_5 (ppm)	Sn (ppm)	
90	231	93	2
78	227	180	surface
18	213	470	108
46	212	540	36
26	212	810	84
68	199	450	2
132	195	125	2
34	195	170	44
76	187	150	14
100	183	350	surface
30	176	1,390	36
56	174	220	2

Wodgina Mine

Wodgina produced a record **427,294 lbs** of Ta_2O_5 during the quarter, with sales of **202,622 lbs.** in line with contract commitments. This performance was achieved with the expanded plant operating in excess of design capacity. For the remainder of the financial year the plant will operate for reduced hours to match production with sales.

A resource development RC drilling programme to investigate near surface open-ended extensions of the open-cut orebody was progressed during the quarter and will be completed next quarter. Some of the better intercepts are tabulated below:

Interval (m)	Grade		Downhole Start (m)
	Ta_2O_5 (ppm)	Sn (ppm)	
28	583	413	126
12	579	458	205
12	667	466	74
11	614	483	56
10	571	415	26
10	599	446	1
9	782	514	220
7	576	383	106
7	765	556	41
6	760	394	75

Murray Basin Mineral Sands Joint Venture (50%)

During the quarter, the Wemen operation produced **7,811 tonnes** of rutile and **2,621 tonnes** of zircon.

As reported last quarter, there has been considerable improvement in overall performance. Original production targets are now being achieved. However, to overcome various operational issues, it has been necessary to re-optimise the Wemen Pit at higher cut off grades. Although the higher cut off grades will reduce mine life at Wemen, recent exploration success indicates that the nearby Ouyen Project has the potential to extend the life of the operation to in excess of ten years. The production strategy for Wemen and the associated development of Ouyen is also currently being assessed in conjunction with the longer term development strategy for Murray Basin Titanium.

Sales of 15,648 tonnes of HMC included 2,318 tonnes of rutile, 1,178 tonnes of zircon and 12,152 tonnes of ilmenite.

CORPORATE

Ginkgo/Snapper Project

The Company owns an effective 37% interest in this project in the northern part of the Murray Basin through a shareholding in BeMaX Resources and a direct 25% beneficial interest.

The Company has negotiated the right to acquire an additional 25% interest in the project or, alternatively, to sell its 25% direct interest to BeMaX Resources.

A decision as to which option to exercise will be made on or before the end of November 2002.

RZM / Cable Sands

The Company is currently conducting due diligence on the sale by Nissho Iwai of its RZM/Cable Sands division in Western Australia and also its 50% interest in the Murray Basin Titanium Joint Venture held in conjunction with the Company.

Again, a decision will be made on or before the end of November 2002 in respect to both of these projects.

Chariot Gold Project

The Company has resolved to sell its 33% interest in the Chariot gold project in the Northern Territory which was acquired pursuant to the acquisition of PacMin Mining Corporation Ltd.

Prime Corporate Finance Pty Ltd have been appointed as financial advisers on the transaction which is expected to be completed on or about December 2002.

FINANCE OVERVIEW

As at 30 September 2002, the Company had:

- cash and cash equivalent on hand of approximately A$26 million;
- US$170 million of private placement notes outstanding with an A$ value of A$310 million; and
- A$ facilities of A$90 million drawn to $39 million.

During the quarter, cash resources were directed to increased tantalum inventories. There was ongoing investment in the gold business (in line with the Five Year Plan) and development of the Greenbushes Underground Mine continued. Development expenditures will decrease in the December quarter in line with the Five Year Plan.

GOLD HEDGE BOOK

A summary of the hedge position at 30 September 2002 is as follows:

Sons of Gwalia Gold Hedging Summary

		A$ Contracts	US$ Contracts	Total
Put Options	oz	2,458,000	-	2,458,000
Convertible Puts/Forwards	oz	399,760	-	399,760
Forward Sales	oz	1,483,677	523,341	2,007,018
Average Hedged Price/oz	$	588	335	

The Company delivered all gold produced for the September 2002 quarter at an average price of A$595 per ounce. The average spot price for the quarter was A$573 per ounce.

In addition to the hedge book as tabled above, the Company has granted 734,210 ounces in calls and contingent calls. 713,110 ounces are denominated in A$, of which 215,850 ounces will only come into existence should the spot price exceed certain barriers at particular dates in the future. The remaining 40,100 ounces are denominated in US$.

The current mark to market value of the Company's gold hedge and options book is negative $643 million. This calculation was based on a spot gold price of A$595 (US$323.70 gold price and 0.5442 exchange rate).

A table of the Company's consolidated gold hedge position is included in this Quarterly Report in accordance with the Australian Gold Council recommended format. Further information on the Company's gold hedging programme is available on the Company's website at www.sog.com.au.

GOLD FOREIGN EXCHANGE

As part of its gold hedging programme, the Company has sold forward US$42 million for delivery between September 2004 and December 2006 at an average rate around A$/US$ 0.65. As well, the Company has sold US$ call options totalling US$20 million at 0.72, which mature in December 2002 and July 2003.

A contingent US$ call option for US$18.6 million, expiry May 2005, was also outstanding at 30 September 2002. The contract has a strike below 0.69 and will not represent a hedging commitment at exchange rates above 0.6195.

ADVANCED MINERALS FOREIGN EXCHANGE

Consistent with its hedging objectives, the Company continued to deliver into foreign exchange contracts during the quarter as they fell due.

Taking into account forward exchange contracts and sold US$ call options, the Company's hedging commitments total US$865 million. These contracts are spread over approximately six years covering contracted and forecast US$ revenues over the period. US$645 million is hedged via forward exchange contracts at an average of 0.70 extending to September 2008. US$220 million has been committed via US$ call options sold at an average 0.68 strike, which mature between October 2002 and September 2007.

US$281 million in contingent US$ call options were also outstanding at the end of the quarter. These contracts have an average rate slightly under 0.73 and do not represent hedging commitments for the Company unless the A$/US$ exchange rate is below certain rates at particular dates in the future. These contracts mature between March 2003 and July 2007. Of these contingent calls, US$95 million will cease to exist above US 57 cents. A further US$57 million will cease to exist above US 64 cents and above 0.65, an additional US$129 million, due in financial years 2005 and 2006, will knockout.

There are no margin calls in relation to any of the Company's gold or foreign exchange hedging arrangements.

GOLD HEDGING SCHEDULE AT 30 SEPTEMBER 2002

		2002/03	2003/04	2004/05	2005/06	Balance	Total
Forward sales							
A$ denominated		169,918	195,700	268,800	284,187	565,072	1,483,677
ENRP		599	602	567	537	566	569
US$ denominated		24,000	62,600	109,400	43,580	283,761	523,341
ENRP		378	368	339	324	324	335
Put options purchased							
A$ denominated		326,500	448,000	281,500	428,333	973,667	2,458,000
ENRP		593	602	599	598	604	601
Convertible puts							
A$ denominated		0	0	0	0	220,000	220,000
ENRP		0	0	0	0	605	605
Convertible forwards							
A$ denominated		0	0	29,960	29,960	119,840	179,760
ENRP		0	0	560	560	560	560
Calls sold							
A$ denominated		61,800	76,000	88,760	125,100	126,600	478,260
ENRP		525	525	562	558	562	550
US$ denominated		40,100	0	0	0	0	40,100
ENRP		310	0	0	0	0	310
Contingent calls sold							
A$ denominated		42,900	87,150	42,900	42,900	0	215,850
Strike		525	550	525	525	0	535
Trigger		540	581	540	540	0	556
Calls purchased							
A$ denominated		0	0	95,040	54,720	38,400	188,160
ENRP		0	0	653	654	658	654
Committed ounces - A$ hedging	(1)	274,618	358,850	430,420	482,147	1,031,512	2,577,547
ENRP/Strike A$/oz		571	573	561	543	573	565
Committed ounces - US$ hedging	(1)	64,100	62,600	109,400	43,580	283,761	563,441
ENRP/Strike US$/oz		335	368	339	324	324	333
Uncommitted - A$ hedging	(2)	326,500	448,000	281,500	428,333	973,667	2,458,000
ENRP/Strike A$/oz		593	602	599	598	604	601
Total committed/uncommitted	(3)	665,218	869,450	821,320	954,060	2,288,940	5,598,988

ENRP is after allowing for gold lease rates at an average of 1.50% on 4,408,961 ounces. Of the remaining hedges, 714,075 ounces are hedged at fully fixed gold lease rates and 466,852 ounces are hedged on an indexed lease rate basis.

260,000 ounces in 2003/04 and 2004/05 are subject to a variable price arrangement under which the price received will vary with the spot price at maturity. Based on a spot price at period end of A$595, the Company would receive a price improvement of A$85 per ounce. The effect of this price improvement is included in the ENRP calculation above.

(1) Committed ounces comprise forward sales, variable price forwards, convertible puts and forwards and sold calls.
(2) Uncommitted hedging comprises put options purchased.
(3) The mark-to-market value of the gold hedge book at 30 September 2002 was negative A$643 million.
(4) The mark-to-market value of the gold foreign exchange hedge book at 30 September 2002 was negative A$29 million.

INVESTOR INFORMATION

Directors

P K Lalor	Executive Chairman
M Cutifani	Managing Director
C J Lalor	Executive Director
T A Lang	Non-Executive Director
Prof. M R Richmond	Non-Executive Director

Senior Group Management

M H Adams	General Mgr, Gold Division
M D Bale	General Mgr, Advanced Minerals Division
C W Foley	General Mgr, Legal & Commercial
M J Langridge	General Mgr, Projects
J D Lilly	General Mgr, Business Improvement
J Mackie	General Mgr, Human Resources
L Mignacca	General Mgr, Accounting
D A Paull	General Mgr, Business Development
S T Pearce	Chief Financial Officer
M Russell	General Mgr, Technical Services
K P Watkins	General Mgr, Exploration

Issued Capital

The current issued capital of the Company is 165,233,720 shares.

Major Shareholders

Teck Cominco Limited
Cabot Corporation

ADR Depository

Citibank NA
111 Wall Street
New York NY 10043
USA

Tel: (1 212) 657 7321
Fax: (1 212) 759 1649

Shareholder Enquiries

Matters relating to shares held, change of address, tax file number and dividends should be directed to the Share Registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth WA 6000

Tel: (618) 9323 2000
Fax: (618) 9323 2033
Website: www.cshare.com.au

Registered and Principal Office

16 Parliament Place
West Perth WA 6005

Tel: (618) 9263 5555
Fax: (618) 9481 1271

Email: gwalia@sog.com.au
Website: www.sog.com.au

Enquiries concerning this Report may be directed to:

Peter Lalor – Executive Chairman
Mark Cutifani – Managing Director
Chris Lalor – Executive Director, Legal & Commercial
David Paull – General Manager, Business Development

This Report is also available on our website: www.sog.com.au

22.10.02

Unless otherwise noted:

Reference to Ore Reserves and Resources contained in this Report are based on, and accurately reflect, information compiled by Mr Clay Gordon, a full-time employee of the Company, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and has had in excess of five years experience in his field of activity.

The information contained in the report to which this statement is attached that relates to the Wemen Ore Reserves is based on information compiled by Mr Diederik Speijers. The information contained in the report to which this statement is attached that relates to the remaining mineral sands Mineral Resources is based on information compiled by Mr Ian Shackleton. Both are members of The Australasian Institute of Mining and Metallurgy. Mr Speijers is employed by mining consultants McDonald Speijers and Mr Shackleton is a full time employee of Murray Basin Titanium Pty Ltd, of which Sons of Gwalia is a joint venture partner. Both Mssrs Speijers & Shackleton have sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Personas defined in the 1999 edition of the Australian Code for Reporting of Mineral Resources and Ore Reserves. Both Mr Speijers & Shackleton consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

Australian Gold Council
Level 16
99 Walker Street
North Sydney NSW 2000

Tel: (612) 9923 2446
Fax: (612) 9923 1130
Email: email@australiangold.org.au